SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

THE FIRST AMERICAN CORPORATION

(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE

(Title and Class of Securities)

318522307

(CUSIP number)

Highfields Capital Management LP

Attention: Joseph F. Mazzella

John Hancock Tower

200 Clarendon Street, 59th Floor

Boston, MA 02116

(617) 850-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 318522307	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,866,479
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 8,866,479
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,866,479
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 318522307	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,866,479
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 8,866,479
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,866,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 318522307	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,866,479
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 8,866,479
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,866,479
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 318522307	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathon S. Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,866,479
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 8,866,479
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,866,479
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 318522307	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Grubman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,866,479
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 8,866,479
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,866,479
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 318522307	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, B.W.I.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,064,745
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 6,064,745
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,064,745
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 318522307	13D	Page 8 of 16 Pages

Item 1.	Security and Issuer.

The securities to which this statement relates are shares of common stock, par value $1.00 per share (the “Shares”), of The First American Corporation, a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1 First American Way, Santa Ana, California 92707.

Item 2.	Identity and Background.

(a), (b) and (c) This statement is being filed by the following persons: Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”), Highfields GP LLC, a Delaware limited liability company (“Highfields GP”), Highfields Associates LLC, a Delaware limited liability company (“Highfields Associates”), Jonathon S. Jacobson, Richard L. Grubman and Highfields Capital III L.P., an exempted limited partnership organized under the laws of the Cayman Islands, B.W.I. (“Highfields III”). Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson, Mr. Grubman and Highfields III are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Highfields.”

Highfields Capital Management is principally engaged in the business of providing investment management services to the following investment funds: Highfields Capital I LP, a Delaware limited partnership (“Highfields I”), Highfields Capital II LP, a Delaware limited partnership (“Highfields II”), and Highfields III (together with Highfields I and Highfields II, the “Funds”). The business address and principal executive offices of Highfields Capital Management are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

Highfields GP is the General Partner of Highfields Capital Management. Highfields GP’s principal business is serving as General Partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

Highfields Associates is the General Partner of the Funds. Highfields Associates’ principal business is serving as the General Partner of the Funds. The business address and principal executive offices of Highfields Associates are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

Mr. Jacobson is a Managing Member of Highfields GP and a Senior Managing Member of Highfields Associates and his business address is John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116. Mr. Jacobson also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

Mr. Grubman is a Managing Member of Highfields GP and a Senior Managing Member of Highfields Associates and his business address is John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116. Mr. Grubman also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

The Shares to which this Schedule 13D relates are owned beneficially by the Funds.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, but certain of such persons have been involved in the legal proceeding described immediately below. The description of such proceeding in this Schedule 13D shall not be

CUSIP No. 318522307	13D	Page 9 of 16 Pages

construed as an admission by a Reporting Person that such disclosure is required by this Item 2, nor waive such Reporting Person’s rights to conclude otherwise in the future.

In February 2004, Highfields Capital Management, Longleaf Partners Small-Cap Fund, a mutual fund not affiliated with Highfields Capital Management, and Southeastern Asset Management, Inc., an investment advisor to such mutual fund that is also not affiliated with Highfields Capital Management (collectively, the “Shareholder Defendants”), were named in a complaint filed by The MONY Group, Inc. (“MONY”) in the U.S. District Court for the Southern District of New York (the “U.S. District Court”) seeking equitable relief. The complaint alleged that the Shareholder Defendants had each violated Sections 14(a) and 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their activities opposing the acquisition of MONY by AXA Financial, Inc. (“AXA”). MONY obtained a preliminary injunction enjoining the Shareholder Defendants from distributing to other MONY shareholders a duplicate copy of MONY’s proxy card. Such distribution was planned by Highfields Capital Management after consultation with the staff of the SEC’s Division of Corporation Finance (the “SEC Staff”). In such consultations, the SEC Staff orally advised legal counsel for Highfields Capital Management that such a distribution would be lawful and permitted if certain conditions were satisfied. On February 10, 2004, the SEC Staff submitted a letter to the U.S. District Court setting forth its views on the propriety of such a distribution. On February 11, 2004, the U.S. District Court noted that the manner of Highfields Capital Management’s distribution had been expressly sanctioned by the SEC Staff and denied MONY’s request for a preliminary injunction. Immediately thereafter, Highfields Capital Management distributed duplicate MONY proxy cards in conformance with the conditions outlined by the SEC Staff and set out in the February 11, 2004 opinion of the U.S. District Court. On MONY’s appeal, in April 2004, the Second Circuit Court of Appeals reversed, despite the SEC Staff’s position to the contrary. At MONY’s May 18, 2004 meeting of shareholders, the acquisition by AXA was approved, and MONY subsequently dismissed its lawsuit against Highfields Capital Management with prejudice.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 839,086 Shares owned by Highfields I was $41,080,319.63, inclusive of brokerage commissions.

The aggregate purchase price of the 1,962,648 Shares owned by Highfields II was $95,954,987.53, inclusive of brokerage commissions.

The aggregate purchase price of the 6,064,745 Shares owned by Highfields III was $296,849,686.72, inclusive of brokerage commissions.

Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in its margin account.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power.

On January 15, 2008, the Issuer announced that its Board of Directors had approved a plan to spin-off its financial services companies, primarily consisting of its title insurance and specialty insurance reporting segments, named certain existing officers to serve as chief executive officers of the resulting separate companies and announced an increased share repurchase program.

CUSIP No. 318522307	13D	Page 10 of 16 Pages

The Reporting Persons have maintained an ongoing dialogue with the Issuer’s management regarding operational and structural issues, including regarding possible spin-off and other extraordinary corporate transactions, and anticipate continuing such discussions. In connection with the foregoing spin-off announcement, the Reporting Persons intend to discuss with the Issuer and other persons, various matters related to the business strategy, operations, capital structure, Board of Directors and management appointments of the Issuer and of each of the separate companies resulting from the spin-off. In addition, depending on such discussions and further developments or actions of the Issuer, the Reporting Persons may change their intentions or Share ownership stated herein, or make proposals and take actions that may effect the management, capital structure, Board of Directors, ownership or control of the Issuer.

Nothing herein should be construed as limiting the Reporting Persons’ ability and intention to further purchase, sell, lend, vote, dispose or otherwise deal in the Issuer’s securities at times and in such manner as they deem advisable in pursuit of their investment purposes, including to benefit from changes in Share market prices resulting from actual or perceived developments in the Issuer’s operations, management, or from sale or merger of the Issuer, or its subsidiaries. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer and may discuss such analysis with the Issuer’s management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirors, competitors, sources of credit or investment banking firms. Such analysis and discussions may result in the Reporting Persons’ modifying their ownership of Shares, exchanging information with the Issuer or other persons, including pursuant to appropriate confidentiality or similar agreements, or holding discussions with third parties or with management in which the Reporting Persons may recommend or take a position with respect to potential changes in the Issuer’s operations, management, Board of Directors, governance or capital structure. Such matters may relate to one or more of the actions described in subsections (a) through (j) of this Item 4, including, without limitation, the acquisition of other businesses by the Issuer, or disposing of one or more Issuer’s businesses.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including subject to applicable law, (i) to hold its Shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of January 16, 2008, Highfields I, Highfields II and Highfields III owned beneficially 839,086, 1,962,648, and 6,064,745 Shares, respectively, representing approximately 0.9%, 2.1% and 6.6%, respectively, of the 91,661,719 Shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of January 16, 2008, Highfields Capital Management, in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 8,866,479 Shares owned beneficially

CUSIP No. 318522307	13D	Page 11 of 16 Pages

by the Funds, representing approximately 9.7% of the 91,661,719 Shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of January 16, 2008, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 8,866,479 Shares owned beneficially by Highfields Capital Management, representing approximately 9.7% of the 91,661,719 Shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of January 16, 2008, Highfields Associates, through its control of the Funds, had sole voting and dispositive power with respect to all 8,866,479 Shares owned beneficially by the Funds, representing approximately 9.7% of the 91,661,719 Shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of January 16, 2008, Mr. Jacobson, in his capacity as a Managing Member of Highfields GP, a Senior Managing Member of Highfields Associates and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 8,866,479 Shares, representing approximately 9.7% of the 91,661,719 Shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of January 16, 2008, Mr. Grubman, in his capacity as a Managing Member of Highfields GP, a Senior Managing Member of Highfields Associates and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 8,866,479 Shares, representing approximately 9.7% of the 91,661,719 Shares of the Issuer’s common stock outstanding as reported in publicly available information.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Each of the Funds from time to time enter into, hold, modify and unwind cash settled equity swap or other similar derivatives transactions and similar contracts with one or more counterparties, the value of which is based in whole or in part on the value of the Issuer’s securities, which transactions may be significant in amount. The profit and loss on such contracts may be wholly or partially referenced to, and therefore calculated based on, the market value of the Issuer’s securities, the relative value of such securities in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Issuer’s securities may be included, or a combination of any of the foregoing. These contracts do not and will not give the Reporting Persons direct or indirect voting, investment or dispositive control over such securities referenced therein and do not require the counterparties thereto to acquire, hold, vote or dispose of any such securities. Accordingly, the Reporting Persons disclaim beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

CUSIP No. 318522307	13D	Page 12 of 16 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement

CUSIP No. 318522307	13D	Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

January 17, 2008
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By:	Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

RICHARD L. GRUBMAN

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

CUSIP No. 318522307	13D	Page 14 of 16 Pages

HIGHFIELDS CAPITAL III L.P.

By: Highfields Associates, LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

CUSIP No. 318522307	13D	Page 15 of 16 Pages

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of January 17, 2008.

HIGHFIELDS CAPITAL MANAGEMENT LP

By:	Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

CUSIP No. 318522307	13D	Page 16 of 16 Pages

RICHARD L. GRUBMAN

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS CAPITAL III L.P.

By:	Highfields Associates LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title